May 2017

Dear Putnam Shareholder:

We recently mailed you proxy materials seeking your vote on a proposal related to your investment in Putnam Global Dividend Fund. Our records show that we have not yet received your vote. Please take a moment to vote on this important matter.

There are three ways to quickly and easily cast your vote:

Online: Visit www.proxyvote.com and enter the control number that appears on your proxy card. Follow the on-screen prompts to vote.

By mail: Return your completed proxy card in the postage-paid envelope. It must be received before May 16, 2017.

By phone: Call 1-855-325-6670, Monday through Friday, 9:00 a.m.–10:00 p.m. Eastern Time, to speak with a proxy specialist. Or, if you have your proxy materials, call the number on your card and follow the touch-tone prompts to vote.

Thank you for your assistance in this matter. Your prompt vote will reduce the need for additional mailings.

Sincerely,

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any surviving fund. For information regarding a surviving fund, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger, please call the proxy solicitor or visit its website. The relevant telephone number and website are 855-325-6670 and https://www.putnam.com/static/pdf/email/GlobalDiv-proxy-statement.pdf. The prospectus/proxy statement contains important information about fund objectives, strategies, fees, expenses and risk considerations. The prospectus/ proxy statement is also available for free on the website of the Securities and Exchange Commission (www.sec.gov). Please read the prospectus/proxy statement carefully before making any decision to invest or when considering a merger proposal.

306499 4/17